

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

January 29, 2015

<u>Via Facsimile</u>
Mr. Brian Kistler
Chief Financial Officer
Success Holding Group International, Inc.
531 Airport North Office Park
Fort Wayne, Indiana 46825

> **Re:     Success Holding Group International, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2014**
> **Filed June 13, 2014**
> **Form 8-K dated August 15, 2014**
> **Filed on September 26, 2014**
> **File No. 333-188563**
> **Form 10-Q for the Quarterly Period Ended November 30, 2014**
> **Filed January 8, 2015**
> **File No. 000-55313**

Dear Mr. Kistler:

　　We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe any amendments are appropriate, please tell us why in your response.

　　After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year End February 28, 2014

Cover Page

1.      We note that on the cover page of your Form 10-K, you indicated by check mark that you were a shell company.  Additionally, we note that on the Form 8-K filed on June 24, 2014, you reported a change in control, and on a Form 8-K filed on September 26, 2014 that you reported the completion of two acquisitions, which, we note, appear to have had the effect of causing you to cease being a shell company.  As it appears that you have not filed the disclosure required by Form 10 regarding the acquired businesses reported on your September 26, 2014 Form 8-K, please file this information promptly.  For guidance, please refer to Item 5.01(a)(8) of Form 8-K and Section II.D.3 of Exchange Act Release No. 34-52038 (August 22, 2005).

2.      We note that the Form 8-K filed on June 23, 2014 indicates that the date of the agreement by which Success Holding Group Corp. acquired a controlling interest in Macco International Corp. was April 23, 2014.  It appears you were required to disclose your entry into this change in control agreement in your Form 10-K that was filed on June 13, 2014, the same date that the change in control was effected.  Please advise.

Item 9A(T) Controls and Procedures, page 17

3.      We note your disclosures here regarding your evaluation of your internal control over financial reporting, but we do not see where you have provided the required disclosures regarding your evaluation of your disclosure controls and procedures.  Please amend the filing to also report management's assessment and conclusion as to the effectiveness of the company's disclosure control and procedures as of the end of the period covered by the report.  Refer to Item 307 of Regulation S-K.

4.      We see that management determined that there were control deficiencies that constituted material weaknesses and therefore concluded that its internal control over financial reporting was not effective as of February 28, 2014.  Please revise future filings, including any amendment to this filing, to explain what actions management is taking to mitigate these material weaknesses.

5.      Also, we note that Management's Annual Report on Internal Control Over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework that was used to perform your assessment – i.e., whether the 1992 Framework or the Updated Framework issued in 2013 was used.  In future filings, including any amendments to this filing, please identify the version of the COSO

Integrated Framework you used in the assessment. Please refer to Item 308(a)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 20

6.    In future filings, please expand the appropriate section or sections of your disclosure to describe the relationships among you, Success Holding Group Inc. (Cayman Islands), Success Holding Group Corp. USA, Success Prime Corp. (Taiwan), Success Entertainment Group Inc., and the chairman of your board of directors, Steve Chen. Also identify the individual or individuals who have or share investment control over the shares held by Success Holding Group Corp. USA.

Form 10-Q for the Quarterly Period Ended November 30, 2014

7.    We note your disclosure on the cover page that you have registered a class of common stock under Section 12(g) of the Exchange Act. It does not appear that you are eligible to file a Form 8-A to register a class of securities under Section 12 given the operation of Section 15(d) to suspend automatically, as of the first day of your current fiscal year, your obligation to file periodic reports under Section 15(d) if you had under 300 shareholders of record on that date. In this regard, we note your disclosure on page 3 of your Form 10-K that on February 28, 2014 you had 29 holders of record. If you wish to register the class of common stock under Section 12(g), please file a registration statement on Form 10.

Consolidated Balance Sheets, page 4

8.    Please tell us the name of the company from which you derived the comparative February 28, 2014 balance sheet. It appears to be the balance sheet of Macco International Corporation. If so, tell us why you believe that is the appropriate comparative balance sheet to include in the filing.

Consolidated Statement Of Operations, page 5

9.    Please revise this Statement as well as other disclosures throughout your future filings to present basic and diluted earnings (loss) per common share amounts rounded to the nearest cent in order not to imply a greater degree of precision than exists.

Notes to Consolidated Financial Statements, page 8

Note 1 - Organization and Description of Business, page 8

10.     We see disclosures in this Note that on September 3, 2014 you acquired
        50,000,000 ordinary shares of Success Drink Group thus making Success Drink
        Group your wholly-owned subsidiary.  We also see disclosures in Note 10 that on
        November 10, 2014, you entered into a definitive agreement, which was
        consummated on December 5, 2014, to acquire 55% of Launch TV Network
        Company in exchange for 500,000 of your common shares. Please provide us
        with your calculations of the significance tests outlined at Rule 8-04(b) of
        Regulation S-X for each of the referenced acquisitions.  File under Form 8-K any
        historical and pro forma financial statements required by Rule 8-04 and Rule 8-
        05, respectively, of Regulation S-X as a result of the acquisitions.

11.     In a related matter, please revise future filings to include all disclosures required
        by FASB ASC 805 for each of the acquisitions referenced above.

Note 2 – Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 10

12.     It appears you generated revenues from seminars during the period and plan to
        generate revenues from the production and distribution of internet movies as well
        as video advertisement cooperation.  Please revise future filings to expand your
        revenue recognition policy disclosures to include specific detailed disclosures as
        to your polices for each type of transaction that results or will result in your
        recognition of revenues.  Also, consider disclosing the specific U.S. GAAP that
        supports the revised revenue recognition policies you disclose.

Film Costs, page 10

13.     We see that you have over $1.3 million in net Film Costs recorded in your
        November 30, 2014 Consolidated Balance Sheets.  Please revise future filings to
        disclose how you assess such costs for impairment.  Also, consider disclosing the
        specific U.S. GAAP that supports your accounting policies for the recognition and
        valuation of assets related to film costs.

Current Business Operations, page 15

14.     Please revise future filings to clarify and the nature and focus of your business
        operations.  In this regard, we note your statement in the penultimate paragraph
        on page 15 that you are currently seeking and identifying private and public
        companies in Asia as acquisition and merger candidates, including businesses

involved in "internet of things," alternative energy technology, internet and logistics. However, in the following paragraph you state that your "current focus and operations is the internet movie business in China," and on pages 18 and 19 you disclose that your revenues of over $12 million were generated from conducting seminars.

Form 8-K dated August 15, 2014 filed on September 26, 2014

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

15.     We see that on August 28, 2014, in exchange for good and valuable consideration, your Board of Directors authorized the acquisition by the company of 60,000,000 ordinary shares of Success Entertainment Group Inc. (SEG), which represented all the total issued and outstanding ordinary shares of SEG. Please address the following with respect to the referenced transaction:

- tell us the nature and amount of the consideration exchanged for the 60 million shares of SEG;
- provide us with your analysis under the guidance of FASB ASC 805-10-55 paragraphs 12 and 13 or other authoritative U.S. GAAP in evaluating the appropriate accounting treatment for the transaction and
- tell us how the SEG transaction is reflected in your August 31 and November 30, 2014 financial statements.

16.     In a related matter, if you do not believe reverse merger/recapitalization accounting is appropriate for the SEG transaction, please explain to us why you were not required by Rule 8-04 and Rule 8-05 of Regulation S-X to file under Form 8-K any historical and pro forma financial statements of SEG as a result of the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, at (202) 551-3618 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact Mary Beth Breslin at (202) 551-3625 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/ Jay Webb for

Kevin L. Vaughn
Accounting Branch Chief